

October 2, 2019

Max Levine
Chief Executive Officer
Nico Echo Park, Benefit Corp
1115 W. Sunset Blvd
Suite 801
Los Angeles, CA 90012

> **Re: Nico Echo Park, Benefit Corp**
> **Amendment No. 1 to Draft Offering Statement of Form 1-A**
> **Filed September 20, 2019**
> **CIK No. 0001781961**

Dear Mr. Levine :

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Offering Statement of Form 1-A

Management Compensation, page 17

1. We note your response to our comment 4 and your revised disclosure. We continue to be unclear how your disclosure indicates that total reimbursed fees could exceed 0.5% of offering proceeds. Please further revise your filing to clarify. In this regard, please reconsider your use of the phrase "aggregate monthly amount" and consider including an example as you have in your response.

Estimated Use of Proceeds, page 61

2. We note your responses to our comments 7 and 13 and your revisions to your filing. Specifically, we note your disclosure that you assume the investors in the Seed Asset Owners will roll over $9,613,566 of their equity and will receive OP units based on your

Manager's current expectations. Please revise your disclosure in note (4) on page 62 and note (E) on page F-8 to address the following:

- Please tell us and revise your filing to disclose your Manager's basis for their expectations.
- Please revise your filing to clarify if it is the Manager or the Seed Asset Owners that elect to issue/receive either cash or OP Units.
- Please revise your filing to disclose the amount of cash that you may have to pay to the Seed Asset Owners, if they do not elect to receive OP Units.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger